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                                                                      EXHIBIT 21

                              [CELTRIX LETTERHEAD]

NEWS RELEASE


                     CONTACT:      Andreas Sommer, Ph.D.
                                   President and Chief Executive Officer
                                   (408) 573-6263


  CELTRIX PHARMACEUTICALS FORMS PARTNERSHIP WITH ELAN PLC TO TREAT OSTEOPOROSIS

        PARTNERSHIP COMBINES SOMATOKINE(R) AND MEDIPAD(R) DELIVERY SYSTEM

        San JOSE, CA -- April 13, 1999 -- Celtrix Pharmaceuticals, Inc. (Nasdaq:
CTRX) announced today that it has established a joint venture with Elan Corporation, plc (NYSE: ELN) for the development of SomatoKine(R) to treat osteoporosis using Elan's MEDIPAD(R) Delivery System.

        "We are extremely pleased to announce a collaboration with the world's leading drug delivery company," commented Andreas Sommer, Ph.D., Celtrix's president and chief executive officer. "The collaboration provides the necessary financial and technical resources to aggressively advance SomatoKine development for the treatment of osteoporosis. It also allows Celtrix to retain at least one half of the worldwide rights to this important indication."

        The joint venture will combine a promising drug with Elan's proprietary micro-infusion device in addressing a multi-billion dollar worldwide market. The terms of the agreement include Elan's purchase of up to $12.8 million in Celtrix preferred stock at a price equivalent to $2.006 per share. Celtrix will use the proceeds of the preferred stock sale to fund its share of the joint venture's initial capitalization and research and development costs. Elan will commit additional funds to the joint venture to support its operating costs.

        The joint venture is initially 80.1% owned by Celtrix and 19.9% by Elan and Elan, at its option, has either the right to convert the preferred stock into Celtrix common stock or exchange a portion of the preferred stock into additional ownership in the new joint venture.

        The joint venture will pay a license fee to Elan for the use of the MEDIPAD technology while Celtrix will have an 80% share in any future proceeds related to the further development and commercialization of the osteoporosis product (e.g. upfront payments, milestones or royalties) received by the joint venture, regardless of ownership, until it is paid $10 million. Thereafter, Celtrix and Elan will share the joint venture's proceeds in accordance with their ownership interests. The joint venture is subject to regulatory clearance and the execution of definitive agreements and is expected to close during the second quarter of 1999.

        In a separate transaction, Celtrix announced Elan has agreed to purchase $2.5 million of Celtrix common stock at a premium to the market price.

                                     -more-


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"Celtrix Pharmaceuticals Forms Partnership with Elan plc to Treat Osteoporosis"
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        In December 1998, Celtrix reported the final results of its Phase IIA clinical feasibility trial using SomatoKine (IGF-I/BP3) in the treatment of severely osteoporotic hip fracture patients. The data reveal significant treatment results in several key measurements including hip bone mineral density and tests of functional ability. Elan's MEDIPAD Delivery System offers a state of the art, disposable micro-infusion pump, worn similar to a transdermal patch, for administration of SomatoKine in this indication.

ADDITIONAL INFORMATION

        Celtrix is a biopharmaceutical company developing novel therapeutics for seriously debilitating, degenerative conditions primarily associated with severe trauma, chronic diseases or aging. The company's focus is on SomatoKine, a novel IGF-BP3 complex, for treatment of a broad range of metabolic disorders. Celtrix has completed Phase IIA clinical testing for the treatment of severe osteoporosis (recovery from hip fracture), diabetes and traumatic burns. Other potential indications include protein wasting diseases associated with cancer, AIDS, advanced kidney failure and other life-threatening conditions.

        This news release contains certain forward-looking statements within the meaning of Section 21 of the Securities Exchange Act of 1934, as amended. Actual results may differ materially from the statements made, as a result of various factors, including risks associated with the ability to complete the formation of the joint venture and securities sales to Elan, obtaining additional funding for further research in indications other than osteoporosis, continuation of the same observations in future clinical trials involving SomatoKine, as well as risks associated with the regulatory approval process, competitive products and other factors which are listed from time to time in Celtrix's Securities and Exchange Commission (SEC) filings. These forward-looking statements represent Celtrix's judgment as of the date of this news release.

                                      -end-